Exhibit 99.5

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CONFIDENTIAL

PARTNER COMMUNICATIONS COMPANY LTD.

SHARE PURCHASE AGREEMENT

by and between

LEUMI PARTNERS LTD.

and

S.B. ISRAEL TELECOM LTD.

January 23, 2013

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated this 23rd day of January, 2013 (the “Agreement”, and the “Effective Date”, respectively), is entered into by and between LEUMI PARTNERS LTD., a company incorporated and existing under the laws of the State of Israel, registered with the Israeli registrar of companies under company number 52-003185-7 (the “Seller”), and S.B. ISRAEL TELECOM LTD., a company incorporated and existing under the laws of the State of Israel, registered with the Israeli registrar of companies under company number 51-484322-6 (the “Purchaser”). Each of the Seller and the Purchaser is a “Party”, and together the “Parties”.

RECITALS

A.	The Purchaser and Scailex Corporation Ltd., (“Scailex”) have entered into a Share Purchase Agreement, dated November 30, 2012 (the “SPA”), pursuant to which, inter alia, the Purchaser shall acquire from Scailex a controlling stake (“Controlling Stake Acquisition”) in Partner Communications Company Ltd. (the “Company”).

B.	The Company is a public company incorporated and existing under the laws of the State of Israel, registered with the Israeli registrar of companies under company number 52-004431-4, whose ordinary shares, par value NIS 0.01 each (the “Ordinary Shares) are traded on the TASE.

C.	The Seller is the legal and record owner of 7,677,037 Ordinary Shares (the “Seller Shares”), out of which the Purchaser wishes to purchase from the Seller and the Seller wishes to sell to the Purchaser 3,200,000 Ordinary Shares, Non-Restricted, free and clear of any Liens (the “Purchased Shares”) in exchange for the Closing Consideration (as such term is defined hereunder), subject to the consummation of the Controlling Stake Acquisition and other terms and conditions set forth herein.

D.	The Parties have further agreed that the Purchaser shall pay Seller on Closing the Waiver Consideration in exchange for Seller’s waiver of the Seller Minority Rights and the execution of the Termination Notice and the Amendment to the BLL Agreement by BLL and the Seller (as such terms are defined hereunder) in conjunction with the Closing.

E.	Intending to be legally bound hereby, the Seller and the Purchaser have entered into this Agreement.

F.	Capitalized terms in this Agreement are defined in individual paragraphs of the Agreement or in ARTICLE I.

ARTICLE I

DEFINITIONS

1.1. Definitions and Interpretation. The following terms, as used in this Agreement, shall have the following meanings:

“Acceptance Notice” shall have the meaning set forth in Section 2.3.3.

“Acceptance Date” shall have the meaning set forth in Section 2.3.3.

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“Aggregate Purchase Price” means the amount of NIS 80,000,000, which is the result of: (x) the Price Per Share, multiplied by (y) the number of Purchased Shares.

“Affiliate” means a Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with the Person specified.

“Amendment to the BLL Agreement” means an amendment to the BLL Agreement to be executed by the Seller and BLL upon Closing, in the form attached hereto as Annex I to Exhibit A.

“Applicable Law” means, with respect to any Person, any Israeli or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, writ, injunction, judgment, decree or other ruling enacted, adopted, promulgated or applied by court or other Governmental Authority of competent jurisdiction that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“BLL” means Bank Leumi Le-Israel B.M.

“BLL Agreement” means the share purchase agreement between Scailex and BLL, dated August 21, 2009.

“Business Day” means any day falling Monday through Thursday unless such day is an official holiday in Israel or in the U.S. calculated according to the Israeli Standard Time.

“Closing” shall have the meaning set forth in Section 6.1.

“Closing Consideration” means (x) the Aggregate Purchase Price, minus (z) the Dividend Adjustment Amount, as further set forth in Section 2.2.2.

“Closing Date” shall have the meaning set forth in Section 6.1.

“Commercially Reasonable Efforts” means the commercially reasonable efforts of the relevant Person, provided that in exercising such efforts no party shall be required to bear or incur any unreasonable burden, cost or expense.

“Company” shall have the meaning set forth in the Preamble.

“Conditions Precedent” means the conditions precedent to Closing set forth in ARTICLE VI herein.

“Control” shall have the meaning ascribed to such term under the Securities Act.

“Controlling Stake Acquisition” shall have the meaning set forth in the Preamble.

“Deadline Date” means March 18, 2013.

“Dispose” or “Disposition” shall mean the sale, assignment, transfer, or other disposition of any of the Seller Post-Closing Shares in any way, including, without limitation, any distribution or sale of the Seller Post-Closing Shares on the TASE.

“Governmental Authority” means any local or foreign governmental authority, governmental organization, commission, authority, Tax authority, stock exchange or any regulatory, administrative or other governmental agency, or any subdivision, department or branch of any of the foregoing.

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“Interim Period” means the period between the Effective Date until the Closing Date.

“Knowledge” means, with respect to any Person that is not an individual, the knowledge after reasonable inquiry of such Person’s directors and executive officers and all other officers and managers having responsibility relating to the applicable matter or, in the case of an individual, knowledge after reasonable inquiry.

“Legal Proceeding” means any action, suit, litigation, arbitration proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing Tax auditor investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Liens” means any pledges, charges, liens, security interests or other encumbrances or third party rights (including any deed of trust, claim, option, right of first refusal, proxy, voting arrangements, right to designate board members, preference, priority, transfer restriction under any shareholder or similar agreement, rights of first or last refusal or possession, or any other restriction or limitation whatsoever, all whether absolute or contingent).

“MoC License” means the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended and/or restated from time to time.

“Non-Restricted” means Ordinary Shares that are freely transferrable and not classified or qualified in any way whatsoever to satisfy the requirements of the MoC License regarding the “Israeli Requirement” and holdings of “Founding Shareholders and their Substitutes” (all as defined under the MoC License).

“Notice” shall have the meaning set forth in Section 2.3.1.

“Ordinary Shares” shall have the meaning set forth in the Preamble.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity of any kind.

“Price Per Share” means the price of NIS 25.00 for each of the Purchased Shares.

“Permitted Disposition” means Disposition of up to 440,000 Ordinary Shares per calendar year as of the Effective Date.

“Purchased Shares” shall have the meaning set forth in the Preamble.

“Response Period” shall have the meaning set forth in Section 2.3.3.

“Scailex” shall have the meaning set forth in the Preamble.

“Securities Act” means the Israeli Securities Act of 1968.

“Seller Account” means the account the details thereof are set forth in Exhibit B.

“Seller Minority Rights” means the minority rights referred to in sections 9, 10, 11 and 12 of the BLL Agreement.

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“Seller Post-Closing Shares” means such number of shares of the Company held by the Seller following the Closing, including shares of the Company acquired by the Seller at any time following the Closing.

“Seller Shares” shall have the meaning set forth in the Preamble.

“Share Transfer Deed” shall have the meaning set forth in Section 6.4.1.1.

“Shares for Sale” shall have the meaning set forth in Section 2.3.1.

“SPA” shall have the meaning set forth in the Preamble.

“TASE” means the Tel-Aviv Stock Exchange.

“Tax” shall include income taxes, levies, social security dues, value added tax, purchase tax, stamp tax, customs duties, import taxes, import levies and any other tax, levy duty or impost imposed under any Applicable Law.

“Tax Exemption Certificate” shall have the meaning set forth in Section 2.4.2.

“Termination Notice” means a notice issued by the Seller to the Purchaser for the irrevocable termination of the Seller Minority Rights, in the form attached hereto as Exhibit A.

“Transaction” means any and all transactions contemplated by this Agreement in connection with the sale by Seller, and the purchase by the Purchaser, of the Purchased Shares.

“Voting Agreements” shall have the meaning set forth in Section 3.6.

“Waiver Consideration” shall have the meaning set forth in Section 2.2.3.

ARTICLE II

SALE AND PURCHASE OF SHARES; CONSIDERATION; RIGHT OF FIRST OPPORTUNITY; TAX

2.1. Sale and Purchase of the Purchased Shares. Subject to the terms and conditions of this Agreement and the fulfillment of the Conditions Precedent, at Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Purchased Shares, free and clear of any Liens, Non-Restricted, for the consideration set forth in Section 2.2 hereunder.

2.2. Consideration.

2.2.1. Payment of Closing Consideration. Subject to the terms and conditions of this Agreement, the fulfillment of the Conditions Precedent and the fulfillment of the Seller’s obligations hereunder, at Closing, the Purchaser will pay to Seller the Closing Consideration and concurrently therewith, Seller shall transfer to Purchaser the Purchased Shares free and clear of any Liens and Non-Restricted. The Purchaser shall pay the Closing Consideration to the Seller in New Israeli Shekels, by way of irrevocable wire transfer in immediately available funds to the Seller Account.

2.2.2. Adjustment to the Closing Consideration due to Dividend Declaration in the Interim Period. In the event that during the Interim Period the Company shall have declared (with an “Ex date” prior to the Closing Date) any dividend distribution to its shareholders, then the Closing Consideration shall be reduced, NIS for NIS, by an amount equal to the total amount of such dividend distribution actually received by the Seller with respect to the Purchased Shares (such amount, shall be referred to as the “Dividend Adjustment Amount”).

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2.2.3. Waiver Consideration. Subject to the terms and conditions of this Agreement, the fulfillment of the Conditions Precedent and the fulfillment of the Seller’s obligations hereunder, at Closing, the Purchaser will pay to the Seller an additional consideration at a total amount of NIS3,500,000 (the “Waiver Consideration”) in consideration for the Seller’s waiver of the Seller Minority Rights and the execution of the Termination Notice.

2.3. Right of First Opportunity.

2.3.1. Upon Seller’s intention to effect a Disposition of any of the Seller Post-Closing Shares (the “Shares for Sale”), then prior to such Disposition, the Seller shall first offer the Purchaser in writing to purchase all of such Shares for Sale (the “Notice”), in accordance with the following provisions.

2.3.2. The Seller shall include in the Notice (i) the number of such Shares for Sale; and (ii) the fixed price in NIS or the premium/discount percentage below the applicable market price in NIS on the day of closing upon which it intends to Dispose such Shares for Sale and (iii) the terms of payment.

2.3.3. Within two (2) Business Days following the date of the Notice (“Response Period”), the Purchaser shall be entitled to elect to purchase from Seller not less than all of the Shares for Sale, at the price and terms of payment specified in the Notice by a written notification provided by the Purchaser to the Seller during the Response Period (the “Acceptance Notice”, and the date upon which such Acceptance Notice shall have been received by the Seller, shall be referred to herein, as the “Acceptance Date”). The Acceptance Notice shall specify the Purchaser’s consent to purchase all of the Shares for Sale at the price and terms of payment specified in the Notice.

2.3.4. Failure by the Purchaser to deliver an Acceptance Notice during the Response Period, shall be deemed a waiver by the Purchaser to exercise its right of first opportunity (for the avoidance of any doubt, without derogating from Section 2.3.6 hereunder).

2.3.5. In the event that the Purchaser shall have delivered the Acceptance Notice in accordance with the terms set forth herein, then within three (3) Business Days as of the Acceptance Date, all of the Shares for Sale shall be transferred by the Seller to the Purchaser (Non-Restricted, free and clear of any Liens, against payment by the Purchaser of the applicable price and in accordance with the terms of payment specified in the Notice).

2.3.6. In the event that the Purchaser shall have failed to deliver an Acceptance Notice during the Response Period, then the Seller shall be entitled to, during thirty (30) days following the lapse of the Response Period, Dispose all of the Shares for Sale or any part thereof at any price, terms and conditions at Seller’s sole discretion. In the event that the Seller does not consummate the sale of all of the Shares for Sale or any part thereof within such thirty (30) day period, the right of first opportunity provided to the Purchaser under Section 2.3 shall be reinstated with respect to any Disposition (which is not a Permitted Disposition) of Post Closing Shares which the Seller shall have not disposed of.

2.3.7. Notwithstanding the provisions of Section 2.3 it is hereby agreed that the Right of First Opportunity provided to the Purchaser under the provisions of this Agreement shall not apply to any Permitted Disposition that shall be performed by the Seller

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during each calendar year as of the Effective Date (provided that all Dispositions effected during each calendar year will be aggregated for the purpose of calculating the threshold underlying a Permitted Disposition).

2.4. Taxes; Tax Withholding.

2.4.1. Each Party shall bear the payment of any Taxes to which it is subject as a result of this Agreement, unless otherwise explicitly provided herein.

2.4.2. The Seller is, and will be at the Closing, in possession of a valid certificate of Tax exemption from the Israeli Taxes Authority attached as Appendix 2.4.2 hereto (the “Tax Exemption Certificate”), which provides for a complete exemption from withholding in respect of any payments made under this Agreement to the Seller. In view of the above, and subject to Section 2.4.3 hereunder, the Purchaser shall pay the applicable Closing Consideration and the Waiver Consideration in its entirety and shall not withhold or deduct any amount of Tax from such amount under this Agreement.

2.4.3. Notwithstanding Section 2.4.2 above, in the event that the Tax Exemption Certificate will not be valid at the Closing, then the Purchaser shall be entitled to deduct and withhold from any amount payable hereunder to the Seller any and all amounts that shall be required to be withheld or deducted under Applicable Law, and to the extent such amounts are so withheld by the Purchaser, then such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Seller.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to the Purchaser, as of the Effective Date, and again as of the Closing Date, that the statements set forth in this ARTICLE III are true and correct:

3.1. Ownership of Purchased Shares; No Liens. The Seller is the record and beneficial owner of the Purchased Shares, free and clear of any and all Liens. All of the Purchased Shares have been validly issued and are fully paid and are not qualified or classified in any way whatsoever as “Israeli Shares” in satisfaction of the requirements of the MoC Licence regarding the “Israeli Requirement” or as holdings of “Founding Shareholders and their Substitutes” (all as defined under the MoC Licence). The Seller has the power and authority to sell, transfer, assign, convey and deliver the Purchased Shares as provided in this Agreement, and such delivery will not conflict with any obligation of the Seller to any third party and will convey to Purchaser good and marketable title to the Purchased Shares, free and clear of any and all Liens, and at the Closing the Purchased Shares will Non-Restricted. No Person has claimed to be entitled to a Lien in relation to the Purchased Shares and there is no agreement, arrangement or obligation to create a Lien with respect to any of the Purchased Shares.

3.2. Organization; No Order.

3.2.1. The Seller is a privately held corporation duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own and operate its properties, to own the Purchased Shares and to carry on its business as presently conducted.

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3.2.2. No order has been made and no petition has been presented or resolution passed for the winding up of the Seller or for the appointment of a liquidator or provisional liquidator to Seller. No receiver or administrative receiver has been appointed, nor any notice given of the appointment of any such person, over the whole or part of the business or assets of Seller. Seller is not insolvent or otherwise unable to pay its respective debts as they fall due or would become insolvent as a result of or in connection with the consummation of the Transaction.

3.3. Authority; Validity. Seller has the requisite power, legal capacity and authority to enter into, execute and deliver the Agreement and to carry out its obligations hereunder. The execution and delivery by Seller of the Agreement and the consummation by the Seller of the Transaction have been duly executed and validly authorized, including by the appropriate corporate organs and authorized individuals. The Agreement has been duly and validly executed and delivered by Seller and, subject to the Conditions Precedent, shall constitute a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

3.4. Consents and Approvals; No Violations. No filing with, and no permit, license, authorization, declaration, consent or approval of, any public or Governmental Authority or other third parties is necessary to be obtained by Seller prior to the consummation of the Transaction. Neither the execution and delivery of this Agreement by Seller nor the performance by the Seller of its obligations hereunder nor the consummation of the Transaction, nor any other compliance by Seller with any of the provisions hereof, will conflict with or result in a breach or violation of, or a default under, or give rise to any other right which may adversely affect the consummation of the Transaction under (a) the organizational documents of Seller, (b) any Applicable Law. The Seller is not a party to any agreement according to which it undertook to perform any Disposition in connection with the Purchased Shares or any part thereof.

3.5. Litigation. There is no Legal Proceeding pending or, to the Seller’s Knowledge, threatened, against the Seller or to which the Seller is otherwise a party, which, if adversely determined would delay, hinder or prevent the sale of the Purchased Shares, the consummation of the Transaction or the performance of any of the Seller’s obligations under this Agreement. Notwithstanding the foregoing, the Seller represents that a derivative claim is pending against the directors of the Company, including, inter alia, the directors appointed by the Seller (the “Derivative Claim”).

3.6. Voting Agreements. Except from the BLL Agreement, there are no voting trusts, irrevocable proxies, contracts, agreements, understandings, commitments, obligations, arrangements, undertakings, or other instruments whatsoever, whether written or oral, to which the Seller is a party or by which it is bound, relating to or on connection with the Seller Shares (collectively, “Voting Agreements”).

3.7. No Claims. As of the Effective Date, the Seller has no claims, actions, causes of action or suits whatsoever against the Company and/or any of its subsidiaries in connection with the BLL Agreement, except for any claims, actions, causes of action or suits whatsoever of the Seller or the directors appointed by the Seller in connection with their capacity as directors in the Company, including but not limited to, the Derivative Claim.

3.8. Assignment of Rights. BLL assigned all of its rights and obligations under the BLL Agreement to the Seller and the Seller assumed all of such rights and obligations. As of the Effective Date, BLL has no claims, actions, causes of action or suits whatsoever against the Company and/or any of its subsidiaries in connection with the BLL Agreement.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Seller, as of the Effective Date, and again as of the Closing Date that the statements set forth in this ARTICLE IV are true and correct, as follows:

4.1. Organization. The Purchaser is a privately held corporation duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to own and operate its properties and to carry on its business as presently conducted.

4.2. Authority. The Purchaser has the requisite power, legal capacity and authority to enter into, execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the consummation by the Purchaser of the Transaction have been duly executed and validly authorized, including by the appropriate corporate organs and authorized individuals. The Agreement has been duly and validly executed and delivered by the Purchaser and, subject to the Conditions Precedent, shall constitute a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

4.3. Consents and Approvals; No Violations. No filing with, and no permit, license, authorization, declaration, consent or approval of, any public or Governmental Authority or other third party is necessary to be obtained by Purchaser prior to the consummation of the Transaction. Neither the execution and delivery of the Agreement by the Purchaser nor the performance by the Purchaser of its obligations hereunder, nor the consummation of the Transaction, nor any other compliance by the Purchaser with any of the provisions hereof, will conflict with or result in a breach or violation of, or a default under, or give rise to any other right which may adversely affect the consummation of the Transaction under (a) the Purchaser’s organizational documents, (b) any Applicable Law (assuming that all required approvals under the SPA have been obtained), or (c) any material contract to which the Purchaser is a party.

4.4. The SPA. The Purchaser has entered into the SPA pursuant to which the Purchaser undertook to purchase the controlling stake in the Company, subject to the terms and conditions specified in the SPA, and as of the Effective Date, the Purchaser is not aware of any reason that Controlling Stake Acquisition shall not take place, provided that as of the date hereof the required approvals of Israeli Ministry of Communications have not yet been obtained.

4.5. Acquisition of Purchased Shares. The primary purpose of the acquisition of the Purchased Shares hereunder is not generating a profit or the avoidance of loss for Purchaser or another third party, but rather an acquisition at a purchase price which reflects a substantial premium on the market price, the primary purpose of which is to (i) satisfy and comply with specific financing requirements mandated by a third providing credit financing for the Controlling Stake Acquisition, where the direct alternative of the acquisition hereunder is economically inefficient, and (ii) avoid a conflict between certain provisions of the BLL Agreement providing for the Seller Minority Rights and the shareholders’ agreement to be entered into between the Purchaser and Scailex at the Closing.

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ARTICLE V

PRE-CLOSING COVENANTS

5.1. Press Releases and Reports. None of the Parties shall issue any press release or public announcement concerning this Agreement and/or the Transaction without first obtaining the prior written approval of the other Party hereto, which approval will not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Seller shall be free to make any reports as required under Applicable Law. The Seller shall consult and coordinate the content of such reports with the Purchaser.

5.2. Notice of Certain Facts. During the Interim Period, each of the Parties shall promptly notify and inform the other Party of any material variance in the representations and warranties made thereby hereunder and/or any institution of or written threat of institution of any material Legal Proceeding against each Party related to this Agreement or the Transaction.

ARTICLE VI

CLOSING AND CONDITIONS TO CLOSING

6.1. Closing Date. The consummation of the Transaction (the “Closing”) will be held at the offices of Zellermayer, Pelossof, Rosovsky, Tsafrir, Toledano & Co., Adv., Rubinstein House, 12th Floor, 20 Lincoln St., Tel-Aviv, Israel, or at such other place as the Seller and Purchaser may agree, at 10:00 a.m. on a Business Day that the Seller and Purchaser may decide but not later than the three (3) Business Days after all the Conditions Precedent shall have been fulfilled (unless specifically otherwise provided below) (the “Closing Date”).

6.2. Conditions Precedent to Obligations of the Purchaser to Close. The obligation of the Purchaser to effect the Transaction shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions, unless waived in writing by the Purchaser:

6.2.1. The closing of the Controlling Stake Acquisition contemplated under the SPA shall take place on or prior to the Closing Date.

6.2.2. The representations and warranties in ARTICLE III shall be true and correct in all material respects at and as of the Closing as if made at and as of such time;

6.2.3. Purchaser shall have received all items specified in Section 6.4.1, unless specifically waived in writing by the Purchaser.

6.3. Conditions Precedent to Obligations of the Seller to Close. The obligation of the Seller to effect the Transaction shall be subject to the satisfaction, at or, to the extent possible, prior to the Closing Date, of the following conditions, unless waived in writing by the Seller:

6.3.1. The representations and warranties in ARTICLE IV shall be true and correct in all material respects at and as of the Closing as if made at and as of such time.

6.4. Closing. At or prior to the Closing, the following actions shall take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed or any document delivered until all such actions have been completed and all required documents delivered, unless waived by the relevant Party for whose benefit such action should have been completed or such document should have been delivered.

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6.4.1. Seller’s Closing Deliverables. At Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:

6.4.1.1. a copy of a transfer deed, with respect to the Purchased Shares, in the form customary used by the applicable TASE member, issued by the Seller’s TASE member and duly executed by the Seller.

6.4.1.2. a clearance confirmation ( ) from the TASE confirming that the Purchased Shares were transferred from the account of the Seller to the account of the Purchaser;

6.4.1.3. a confirmation issued by the corporate secretary of the Seller confirming that all the resolutions of the Seller required under the documents of incorporation of the Seller and/or any Applicable Law, approving the Transaction, the taking of related actions and the execution of this Agreement and any such other ancillary documents relating thereto, were duly resolved;

6.4.1.4. an original copy of the Termination Notice, duly executed by the Seller and BLL.

6.4.1.5. an original Amendment to the BLL Agreement duly executed by the Seller and BLL;

6.4.1.6. the Tax Exemption Certificate or any other valid certificate which provides for an exemption from withholding in respect of the payment of the Closing Consideration and the Waiver Consideration;

6.4.1.7. a resignation letter from the Company’s board of directors, signed by Mr. Avi Zeldman;

6.4.2. Purchaser’s Closing Deliverables. At Closing, the Purchaser shall deliver to Seller the following:

6.4.2.1. a copy of a transfer deed, with respect to the Purchased Shares, in the form customary used by the applicable TASE member, issued by the Purchaser’s TASE member and duly executed by the Purchaser.

6.4.2.2. the payment of the Closing Consideration by irrevocable wire transfer of immediately available funds to the Seller Account and present an evidence of an irrevocable wire transfer of immediately available funds to the Seller Account;

6.4.2.3. the payment of the Waiver Consideration by irrevocable wire transfer of immediately available funds to the Seller Account and present an evidence of an irrevocable wire transfer of immediately available funds to the Seller Account;

6.4.2.4. minutes of all resolutions of the Purchaser required under the documents of incorporation of the Purchaser and/or any Applicable Law, approving the Transaction, taking of related actions and the execution of this Agreement and such other ancillary documents relating thereto.

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ARTICLE VII

POST - CLOSING COVENANTS

7.1. Voting Agreements. The Seller undertakes that as long as the Purchaser or any of its Affiliates own the controlling stake in the Company the Seller shall not enter into any Voting Agreement with respect to the Seller Post-Closing Shares.

ARTICLE VIII

TERMINATION

8.1. Termination. This Agreement may be terminated:

8.1.1. at any time, by the mutual written consent of the Seller and the Purchaser;

8.1.2. by the Seller or the Purchaser at any time after the Deadline Date, if the Closing has not occurred as of such date and the party seeking termination is not then in breach of any of the terms of this Agreement and has used its Commercially Reasonable Efforts to fulfill its conditions to Closing; and

Except as specifically provided otherwise herein, any termination of this Agreement under this Section 8.1 shall become effective by the delivery of written notice by the terminating party to the other party.

8.2. Effect of Termination. Upon termination of this Agreement pursuant to this ARTICLE VIII, this Agreement and the rights and obligations of the Parties under this Agreement end without any liability against any Party or its Affiliates, except that nothing in this Section 8.2 shall relieve any party from liability pursuant to the breach of any provisions of this Agreement prior to termination and the provisions of this Section 8.2 [Effect of Termination] and ARTICLE IX [General Provisions] will remain in force and survive any termination of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1. Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile, mailed by registered or certified mail (postage prepaid, return receipt requested), or delivered by internationally recognized courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Seller:

Leumi Partners Ltd.

5 Azrieli Center Square Tower, 36th Floor

Tel-Aviv, 67025, Israel

Fax: +972-3-5141215

Attn: Yaron Bloch, CEO

With copy to (which shall not constitute notice):

Kantor, Elhanani, Tal & Co., Adv.

Mozes House, 74-76 Rothschild Blvd.

Tel-Aviv 65785, Israel

Fax: +972-3-7140401

Attn: Dalia Tal, Adv. And/or Dana Yagur, Adv.

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If to the Purchaser:

S.B. Israel Telecom Ltd.

c/o Saban Capital Group, Inc.

10100 Santa Monica Boulevard

Los Angeles, CA 90067, United States

Fax: +1-310-5575215

Attn: Adam Chesnoff & Niveen S. Tadros

With copy to (which shall not constitute notice):

Zellermayer, Pelossof, Rosovsky, Tsafrir, Toledano & Co.

The Rubinstein House

20 Lincoln Street, Tel Aviv 67134, Israel

Fax: +972-3-6255500

Attn: Miki Zellermayer, Adv. and/or Lior Oren, Adv.

The Parties hereto agree that notices or other communications that are given in accordance herewith (i) by personal delivery or by facsimile will be deemed received on the day delivered or transmitted (with electronic confirmation of receipt in the case of facsimile) or on the first Business Day thereafter if not delivered or transmitted on a Business Day, and (ii) by registered or certified mail, will be deemed received five (5) Business Days immediately following the date mailed.

9.2. Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3. Entire Agreement. This Agreement (including the Schedules referred to herein, to the extent exist) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings both written and oral, between the Parties, with respect to the subject matter hereof; and (b) except as specifically set forth herein, is not intended to nor shall it confer upon any other third party any rights, benefits or remedies of any nature whatsoever.

9.4. Assignment. Neither the Seller nor the Purchaser may assign its rights or obligations under this Agreement without the prior written approval of the other party, provided, however, that Purchaser shall be entitled to assign all (but not less than all) of its rights and obligations under this Agreement to any Affiliate of the Purchaser or any Affiliate thereof, provided that such assignment will not delay or impede the fulfilment of Purchaser’s undertakings hereunder or the Conditions Precedent.

9.5. Governing Law; Jurisdiction.

9.5.1. This Agreement and all claims, conflicts, disputes and other matters arising out of or related hereto shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflicts of law principles or rules of such state, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the laws of another jurisdiction.

9.5.2. The Parties hereto irrevocably consent and submit themselves to the exclusive jurisdiction of the competent courts in Israel located in City of Tel-Aviv, over any dispute arising out of or relating to the Transaction. Each Party hereby irrevocably agrees that all claims in respect of such dispute or proceeding will be heard and determined in such courts (and

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the courts hearing appeals from such courts). The Parties hereby irrevocably waive, to the fullest extent permitted by Applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum in connection therewith.

9.6. Further Action. The Seller and the Purchaser shall each use (and shall cause their respective Affiliates to do the same) its Commercially Reasonable Efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the Transaction.

9.7. Severability; Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

9.8. Remedies. The Parties agree that irreparable damage would result if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly acknowledged that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which the Parties are entitled at law or in equity. Each Party to this Agreement hereby agrees to waive the defense in any such suit that the other Party to this Agreement has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the proprietary of an injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

9.9. Amendment; Waiver. Any Party may waive any provision hereof intended for its benefit in writing. No failure or delay on the part of any Party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. The waiver of certain rights or remedies hereunder arising from any specific occurrence or event shall not operate as a waiver of any other rights and/or remedies related to such occurrence or event or a waiver of any rights or remedies hereunder arising from any other occurrence or event. This Agreement may be amended and any provision waived with the prior written consent of the Seller and the Purchaser.

9.10. Expenses. Except as otherwise set forth herein, all costs, fees and expenses incurred in connection with the negotiation, preparation, execution, delivery and performance of this Agreement or any other agreement contemplated herein and in closing and carrying out the Transaction and thereby shall be paid by the Party incurring such cost or expense. This Section 9.10 shall survive the termination of this Agreement. In the event that any of the Parties has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finders’ fee or financial advisory fee, in connection with this Agreement or any other agreement contemplated herein, the Party engaging such broker, finder, or financial adviser shall be solely liable for meeting such liability.

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9.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

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IN WITNESS WHEREOF, each of the Seller and the Purchaser has caused this Share Purchase Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the 23rd day of January, 2013.

LEUMI PARTNERS LTD.

By:	/s/ Yaron Bloch
	Name:	Yaron Bloch
	Title:	CEO

By:	/s/ Michael Rabihwitch
	Name:	Michael Rabihwitch
	Title:	Deputy CEO + General Counsel

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
	Name:	Adam Chesnoff
	Title:	Director